1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 24, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF RESOLUTION PASSED AT THE 2010
FIRST EXTRAORDINARY GENERAL MEETING,
THE 2010 FIRST A SHAREHOLDERS CLASS MEETING
AND
THE 2010 FIRST H SHAREHOLDERS CLASS MEETING

At the 2010 First Extraordinary General Meeting, the 2010 First A Shareholders Class Meeting and the 2010 First H Shareholders Class Meeting of the Company held on 23 August 2010, the resolution set out in the notice of the 2010 First Extraordinary General Meeting of the Company, the notice of the 2010 First A Shareholders Class Meeting and the notice of the 2010 First H Shareholders Class Meeting all dated 9 July 2010 was duly passed.

Reference is made to the notice of the 2010 First Extraordinary General Meeting (the "EGM") of the Company, the notice of the 2010 First A Shareholders Class Meeting (the "A Shareholders Class Meeting") and the notice of the 2010 First H Shareholders Class Meeting (the "H Shareholders Class Meeting") all dated 9 July 2010 (the "Notices"). Terms used in this announcement shall have the same meanings as defined in the Notices unless the context requires otherwise.

I.	PARTICULARS OF THE MEETINGS

1.	Time of on-site meetings:

(1)	Time of on-site meeting of the EGM: at 9:00 a.m. on 23 August 2010.

(2)	Time of on-site meeting of the A Shareholders Class Meeting: at 9:30 a.m. on 23 August 2010.

(3)	Time of on-site meeting of the H Shareholders Class Meeting: at 9:45 a.m. on 23 August 2010.

2.	Time of network voting for the EGM and the A Shareholders Class Meeting: from 9:30 a.m. to 11:30 a.m. and from 1:00 p.m. to 3:00 p.m. on 23 August 2010.

3.	Venue of on-site meetings: the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

4.	Way of convening the meeting: both on-site voting and network voting were adopted for EGM and the A Shareholders Class Meeting; and the on-site voting was adopted for the H Shareholders Class Meeting.

5.	Convenor of the meetings: the board of directors of the Company (the "Board").

6.	Chairman of the meetings: Chairman of the Board, Mr. Xiong Weiping.

7.	The meetings were held in compliance with the PRC Company Law and the Articles of Association of the Company (the "Articles").

II.	ATTENDANCE OF THE MEETINGS

1.	The EGM

As at the date of the EGM, the Company has 13,524,487,892 issued shares, of which 5,656,357,299 Shares were held by Chinalco and its associates. In respect of the resolution set out in the notice of the EGM, the total number of Shares entitling the holders to attend and vote for or against the resolution through on-site voting or network voting at the meeting was 13,524,487,892 Shares; there was no Share entitling the holders to attend and vote only against the resolution at the meeting. 12 Shareholders and proxies attended the on-site meeting, representing 7,947,338,668 A Shares and 1,253,180,498 H Shares carrying voting rights of the Company or 58.76% and 9.27% of the total issued shares of the Company; and 110 A Shareholders attended network voting, representing 3,955,504 A Shares carrying voting rights of the Company, or 0.03% of the total issued shares of the Company as at the date of the EGM.

2.	The A Shareholders Class Meeting

As at the date of the A Shareholders Class Meeting, the Company has 9,580,521,924 issued A Shares, of which 5,656,357,299 A Shares were held by Chinalco and its associates. In respect of the resolution set out in the notice of the A Shareholders Class Meeting, the total number of A Shares entitling the holders to attend and vote for or against the resolution through on-site voting or network voting at the meeting was 9,580,521,924 A Shares; there was no A Share entitling the holders to attend and vote only against the resolution at the meeting. 10 A Shareholders and proxies attended the on-site meeting and 110 A Shareholders attended network voting, representing 7,947,338,668 and 3,955,504 A Shares carrying voting rights of the Company respectively, or 82.95% and 0.04% of the total issued A shares of the Company as at the date of the A Shareholders Class Meeting respectively.

3.	The H Shareholders Class Meeting

As at the date of the H Shareholders Class Meeting, the Company has 3,943,965,968 issued H Shares. In respect of the resolution set out in the notice of the H Shareholders Class Meeting, the total number of H Shares entitling the holders to attend and vote for or against the resolution at the meeting was 3,943,965,968 H Shares; there was no H Share entitling the holders to attend and vote only against the resolution at the meeting. H Shareholders who intended to attend the meeting in person or by proxy represented 3,927,049,907 H Shares carrying voting rights of the Company, accounting 99.57% of the total H Shares of the Company. 2 H Shareholders and proxies attended the on-site meeting, representing 1,253,099,298 H Shares carrying voting rights of the Company, or 31.77% of the total issued H Shares of the Company as at the date of the H Shareholders Class Meeting.

III.	RESOLUTION CONSIDERED

The following resolution was considered and passed by way of voting by poll at the meetings:

(I)	The EGM

SPECIAL RESOLUTION

The Extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for a 12-month period to expire on the date falling 12 months from the date of the passing of this resolution be and is hereby approved, confirmed and ratified.

Votes cast in favour of the resolution represent 9,197,228,201 Shares; votes cast against the resolution represent 7,071,658 Shares; and abstained votes represent 174,811 Shares. Votes cast in favour of the resolution represent 99.9213% of the total number of Shares held by Shareholders or their proxies present at the EGM entitled to vote in respect of the resolution.

(II)	The A Shareholders Class Meeting

SPECIAL RESOLUTION

The Extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for a 12-month period to expire on the date falling 12 months from the date of the passing of this resolution be and is hereby approved, confirmed and ratified.

Votes cast in favour of the resolution represent 7,950,718,728 A Shares; votes cast against the resolution represent 400,633 A Shares; and abstained votes represent 174,811 A Shares. Votes cast in favour of the resolution represent 99.9928% of the total number of A Shares held by A Shareholders or their proxies present at the A Shareholders Class Meeting entitled to vote in respect of the resolution.

(III)	The H Shareholders Class Meeting

SPECIAL RESOLUTION

The Extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for a 12-month period to expire on the date falling 12 months from the date of the passing of this resolution be and is hereby approved, confirmed and ratified.

Votes cast in favour of the resolution represent 1,246,485,398 H Shares; votes cast against the resolution represent 6,613,900 H Shares; and abstained votes represent 0 H Share. Votes cast in favour of the resolution represent 99.4722% of the total number of H Shares held by H Shareholders or their proxies present at the H Shareholders Class Meeting entitled to vote in respect of the resolution.

IV.	LAWYER AS WITNESS

The meetings were witnessed by lawyers from Jincheng Tongda & Neal ("JT&N"), Beijing, the PRC legal adviser of the Company, who issued a legal opinion on the meetings, concluding that the convening of and the procedures for holding the meetings, the voting procedures adopted, the eligibility of the person who convened the meetings and the eligibility of Shareholders (or their proxies) who attended the meetings were in compliance with the requirements of relevant laws and the Articles of the Company and that the voting results of the meetings were valid.

V.	SCRUTINEER

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company, authorized JT&N, Beijing to act as the scrutineer of the EGM and the H Shareholders Class Meeting for the purpose of vote-taking on its behalf.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
23 August 2010

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui, Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary